Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The common stock of Independence Holding Company (“IHC,” “we,” “our,” or “us”) is the only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following is a summary of the general terms and provisions of our capital stock. This summary does not purport to be complete and is subject to and qualified by reference to our Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our by-laws, as amended (the “By-laws”), both of which are filed as exhibits to our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”). For additional information, please read our Certificate of Incorporation, By-laws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

We are authorized to issue up to 23,000,000 shares of common stock, par value $1.00 per share, and up to 100,000 shares of preferred stock, par value $1.00 per share. We do not have any shares of preferred stock issued or outstanding.

Our common stock is traded on the New York Stock Exchange under the symbol “IHC.”

Dividend Rights

Subject to the provisions of any series of preferred stock which may at the time be outstanding, the holders of common stock are entitled to receive, when and as declared by the board of directors (the “Board”) out of any funds legally available for that purpose, such dividends as may be declared from time to time by the Board.

Redemption and Preemptive Rights

The shares of common stock have no preference, conversion, exchange, preemptive or redemption rights.

Voting Rights

The holders of a majority of the shares of common stock entitled to be voted in person or by proxy constitutes a quorum for the transaction of business at a stockholders’ meeting.  Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted upon by the stockholders. Each matter, other than the election of directors, properly presented to any meeting is decided by a majority of the votes cast on the matter.  Directors are elected by a plurality vote.  Holders of common stock do not have cumulative voting rights in the election of directors or any other matter.

Transfer of Stock

Shares of stock are transferable on IHC’s books pursuant to applicable law and such rules and regulations as the Board from time to time prescribe.

Liquidation Rights

In the event of the liquidation of IHC, or upon the distribution of its assets, after the payment in full or the setting apart for payment of such preferential amounts, if any, as the holders of preferred stock at the time outstanding shall be entitled, the remaining assets of IHC available for payment and distribution to stockholders shall, subject to any participating or similar rights of preferred shares at the time outstanding, be distributed ratably among the holders of common stock at the time outstanding.

Preferred Stock

The shares of common stock are subject to the rights, preferences and privileges of the outstanding shares of preferred stock, par value $1.00 per share.  We do not currently have any shares of preferred stock issued or outstanding.

Subject to limitations prescribed by law, our Board is authorized at any time, and from time to time, to provide for the issuance of preferred shares in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitation or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by our Board, including (without limitation of the generality of the foregoing) the following as to each such series:

• the designation for such series;

• the dividends, if any, payable with respect to such series, the rates or the basis for determining such dividends, any conditions and dates upon which such dividends shall be payable, the preferences, if any, of such dividends over, or the relation of such dividends to, the dividends payable on common stock or other series of preferred shares, whether such dividends shall be non-cumulative or cumulative, and, if cumulative, the date or dates form which such dividend shall be cumulative;

• whether preferred shares shall be redeemable at the option of the Board or the holder, or both, upon the happening of a specified event and, if redeemable whether for cash, property or rights, including securities of IHC, the time, prices or rates and any adjustment and other terms and conditions of such redemption;

• whether or not preferred shares of such series shall be convertible into or exchangeable for shares of common stock or other series of preferred shares, at IHC’s option or of the holder, or both, or upon the happening of a specified event and, if provision be made for such conversion or exchange, the terms, prices, rates, adjustment and any other terms and conditions thereof;

• the extent, if any, to which the holders of the preferred shares of such series shall be entitle to vote with respect to the election of directors or otherwise, including, without limitation, the extent, if any, to which such holders shall be entitled, voting as a series or as a part of a class, to election one or more directors upon the happening of a specified event or otherwise;

• the restrictions, if any, on the issue or reissue of preferred shares of such series or any other series;

• the extent, if any, to which the holders of the preferred shares of such series shall be entitled to preemptive rights; and

•  the rights of the holders of the preferred shares of such series upon the liquidation of the corporation or any distribution of its assets.

Dividends

Holders of preferred stock would be entitled to receive, when, as and if declared by our Board, cash dividends at the rates and on the dates as set forth in the applicable certificate of designations. Generally, unless all dividends on preferred stock have been paid, no dividends will be declared or paid on common stock.

Liquidation

In the event IHC voluntarily or involuntarily liquidates, dissolves or winds up its affairs, the holders of preferred stock would be entitled to receive the liquidation preference per share specified in the applicable certificate of designation. Holders of preferred stock would be entitled to receive these amounts before any distribution is made to the holders of common stock.